SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid — Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Banco Santander, S.A.

Item

1	Banco Santander, S.A. and Companies composing the Santander Group Condensed Consolidated Interim Unaudited Financial Statements for the nine-month period ended 30 September 2008

SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AT 30 SEPTEMBER 2008 AND 31 DECEMBER 2007
(NOTES 1 TO 3)
(Thousands of Euros)

	Note	30/09/08 (*)	31/12/07
ASSETS

CASH AND BALANCES WITH CENTRAL BANKS		51,729,686	31,062,775

FINANCIAL ASSETS HELD FOR TRADING	4	122,161,155	158,806,860

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4	29,679,819	24,829,441

AVAILABLE-FOR-SALE FINANCIAL ASSETS	4	42,148,556	44,348,907

LOANS AND RECEIVABLES	4	633,599,395	579,523,720

HELD-TO-MATURITY INVESTMENTS	4	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		76,920	297,131

HEDGING DERIVATIVES		4,196,018	3,063,169

NON-CURRENT ASSETS HELD FOR SALE	5	4,742,767	10,156,429

INVESTMENTS:		15,319,190	15,689,127
Associates	6	15,319,190	15,689,127
Jointly controlled entities		—	—
INSURANCE CONTRACTS LINKED TO PENSIONS		2,468,022	2,525,550

REINSURANCE ASSETS		374,254	309,774

TANGIBLE ASSETS:	7	9,803,356	9,459,033
Property, plant and equipment		9,133,226	8,998,308
Investment property		670,130	460,725

INTANGIBLE ASSETS:	8	15,522,102	16,033,042
Goodwill		13,336,636	13,830,708

Other intangible assets		2,185,466	2,202,334

TAX ASSETS:		13,853,448	12,698,072
Current		2,786,756	1,845,310
Deferred		11,066,692	10,852,762

OTHER ASSETS		7,360,094	4,111,941

TOTAL ASSETS		953,034,782	912,914,971

LIABILITIES AND EQUITY

FINANCIAL LIABILITIES HELD FOR TRADING	9	95,739,227	123,398,293

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	33,166,471	39,718,002

FINANCIAL LIABILITIES AT AMORTISED COST	9	718,268,016	646,411,202

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(474,238)	(516,725)

HEDGING DERIVATIVES		4,005,370	4,134,571

LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE		53,522	63,420

LIABILITIES UNDER INSURANCE CONTRACTS		15,593,595	13,033,617

PROVISIONS	10	16,328,877	16,570,899

TAX LIABILITIES:		6,063,286	6,156,365
Current		2,164,901	2,412,133
Deferred		3,898,385	3,744,232

OTHER LIABILITIES		7,963,725	6,387,176

EQUITY REFUNDABLE ON DEMAND		—	—

TOTAL LIABILITIES		896,707,851	855,356,820

OWN FUNDS:	11	57,578,935	54,477,846
Capital		3,127,148	3,127,148
Share premium		20,370,128	20,370,128
Reserves		20,947,791	16,371,430
Other equity instruments-		7,121,153	7,086,881
Less: Treasury shares		(76,687)	(192)
Profit for the year attributable to the parent		6,935,196	9,060,258
Less: Dividends and remuneration	3	(845,794)	(1,537,807)

VALUATION ADJUSTMENTS:	11	(3,779,349)	722,036
Available-for-sale financial assets		(1,340,110)	1,393,202
Cash flow hedges		(179,246)	(31,051)
Hedges of net investments in foreign operations		895,095	638,474
Exchange differences		(3,103,195)	(1,276,749)
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(51,893)	(1,840)

EQUITY ATTRIBUTABLE TO THE PARENT		53,799,586	55,199,882

MINORITY INTERESTS	11	2,527,345	2,358,269
Valuation adjustments		(136,770)	(73,622)
Other		2,664,115	2,431,891

TOTAL LIABILITIES AND EQUITY		953,034,782	912,914,971

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		70,527,171	76,216,585
CONTINGENT COMMITMENTS		133,456,672	114,676,563

(*)	Unaudited
The accompanying Notes 1 to 13 are an integral part of the condensed consolidated balance sheet at 30 September 2008.

SANTANDER GROUP
CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2007 (NOTES 1 TO 3)
(Thousands of Euros)

		(Debit) Credit
	Note	30/09/08	30/09/07 (*)

INTEREST AND SIMILAR INCOME	12	39,304,927	33,768,050
INTEREST EXPENSE AND SIMILAR CHARGES		(26,705,454)	(22,702,246)
RETURN ON EQUITY REFUNDABLE ON DEMAND		—	—
INTEREST INCOME/(CHARGES)		12,599,473	11,065,804
INCOME FROM EQUITY INSTRUMENTS	12	402,385	364,481
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	6	800,407	248,428
FEE AND COMMISSION INCOME	12	7,254,521	7,071,191
FEE AND COMMISSION EXPENSE		(1,025,111)	(1,049,617)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	2,293,436	1,673,839
EXCHANGE DIFFERENCES (net)		30,088	466,420
OTHER OPERATING INCOME	12	7,187,735	5,241,955
OTHER OPERATING EXPENSES		(7,025,093)	(5,092,606)
GROSS OPERATING INCOME		22,517,841	19,989,895
ADMINISTRATIVE EXPENSES		(8,438,408)	(8,089,238)
Personnel expenses		(5,024,217)	(4,790,965)
Other general expenses		(3,414,191)	(3,298,273)
DEPRECIATION AND AMORTISATION		(919,364)	(955,904)
PROVISIONS (net)		(1,020,503)	(490,118)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	4	(4,005,067)	(2,398,346)
PROFIT/(LOSS) FROM OPERATIONS		8,134,499	8,056,289
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(28,758)	(24,047)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		75,160	53,464
NEGATIVE CONSOLIDATION DIFFERENCE		—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	1-f and 5	721,964	606,460
PROFIT/LOSS BEFORE TAX		8,902,865	8,692,166
INCOME TAX		(1,587,303)	(1,807,653)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		7,315,562	6,884,513
PROFIT FROM DISCONTINUED OPERATIONS (Net)		4,130	98,998
CONSOLIDATED PROFIT FOR THE PERIOD		7,319,692	6,983,511
Profit for the period attributable to the parent		6,935,196	6,571,803
Profit attributable to minority interests		384,496	411,708
EARNINGS PER SHARE:
Basic (euros)	3	1.0399	1.0534
Diluted (euros)	3	1.0351	1.0485

(*)	Reclassified in order to reflect the operations classified as discontinued in 2007.
The accompanying Notes 1 to 13 are an integral part of the condensed consolidated income statement for the nine-month period ended 30 September 2008.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2007 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	30/09/08	30/09/07

CONSOLIDATED PROFIT FOR THE PERIOD		7,319,692	6,983,511

OTHER RECOGNISED INCOME/(EXPENSES)		(4,564,536)	(2,042,651)
Available-for-sale financial assets:		(3,612,623)	(1,126,388)
Revaluation gains/losses	4	(2,995,004)	10,514
Amounts transferred to income statement		(617,619)	(1,136,902)
Other reclassifications		—	—
Cash flow hedges:		(169,420)	(186,615)
Revaluation gains/losses		(147,416)	(186,615)
Amounts transferred to income statement		(22,004)	—
Amounts transferred at the initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedges of net investments in foreign operations:		256,621	321,901
Revaluation gains/losses		256,621	321,901
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences:		(1,830,074)	(1,061,499)
Revaluation gains/losses	6 and 8	(1,858,347)	(1,111,331)
Amounts transferred to income statement		28,273	49,832
Other reclassifications		—	—
Non-current assets held for sale:		—	—
Revaluation gains/losses		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Actuarial gains/losses on pension plans		—	—
Entities accounted for using the equity method:		(50,053)	(42,635)
Revaluation gains/losses		(50,053)	(42,635)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Other recognised income and expenses		—	—
Income tax		841,013	52,585

TOTAL RECOGNISED INCOME/EXPENSES		2,755,156	4,940,860

Attributable to the parent		2,433,811	4,681,504
Attributable to minority interests		321,345	259,356

The accompanying Notes 1 to 13 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended 30 September 2008.

SANTANDER GROUP
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2007 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	30/09/08	30/09/07

A. CASH FLOWS FROM OPERATING ACTIVITIES		18,908,945	9,633,207
Consolidated profit for the period		7,319,692	6,983,511
Adjustments made to obtain the cash flows from operating activities:		7,207,729	5,383,091
Depreciation and amortisation		919,364	955,904
Other		6,288,365	4,427,187
Net increase/(decrease) in operating assets and liabilities:		5,484,275	(410,339)
Operating assets		(36,309,295)	(50,649,479)
Operating liabilities		41,793,570	50,239,140
Collections/(Payments) of income tax		(1,102,751)	(2,323,056)

B. CASH FLOWS FROM INVESTING ACTIVITIES		8,788,631	(1,604,795)

Payments:		(2,967,947)	(2,594,708)
Tangible assets	7	(1,589,202)	(1,515,445)
Intangible assets		(625,172)	(802,800)
Investments	6	(753,573)	(276,463)
Subsidiaries and other business units		—	—
Non-current assets and associated liabilities held for sale		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Collections:		11,756,578	989,913
Tangible assets	7	779,305	455,393
Intangible assets		—	—
Investments		35,653	24,392
Subsidiaries and other business units		—	—
Non-current assets and associated liabilities held for sale	5	10,941,620	510,128
Held-to-maturity investments		—	—
Other collections related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		(6,721,665)	(2,064,410)

Payments:		(12,762,274)	(12,553,398)
Dividends	3	(3,378,166)	(2,687,828)
Subordinated liabilities		(1,089,467)	(2,318,895)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments	11	(5,818,886)	(6,224,490)
Other payments related to financing activities		(2,475,755)	(1,322,185)
Collections:		6,040,609	10,488,988
Subordinated liabilities		298,218	4,344,713
Issuance of own equity instruments		—	—
Disposal of own equity instruments	11	5,742,391	6,144,275
Other collections related to financing activities		—	—

D. EFFECT OF CHANGES IN EXCHANGE RATES		(309,000)	(460,528)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		20,666,911	5,503,473

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		31,062,775	13,835,149

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		(51,729,686)	(19,338,622)

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		2,738,379	2,581,094
Cash equivalents at central banks		48,991,307	16,757,528
Other financial assets		—	—
Less: Bank overdrafts refundable on demand		—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD		51,729,686	19,338,622

The accompanying Notes 1 to 13 are an integral part of the condensed consolidated cash flow statement for the nine-month period ended 30 September 2008.

Banco Santander, S.A. and Companies composing the Santander Group
Explanatory notes to the condensed consolidated financial statements for the nine-month period ended 30 September 2008
1.	Introduction, basis of presentation of the condensed consolidated interim financial statements and other information
a)	Introduction
Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group (“the Group” or “the Santander Group”).
b)	Basis of presentation of the condensed consolidated third quarter financial statements
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.
In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.
The Group’s consolidated financial statements for 2007 were prepared by the Bank’s directors (at the Board Meeting on 24 March 2008) in accordance with International Financial Reporting Standards as adopted by the European Union required to be applied under Bank of Spain Circular 4/2004, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to the aforesaid consolidated financial statements and, accordingly, they presented fairly the Group’s equity and financial position at 31 December 2007, and the consolidated results of its operations, the consolidated recognised income and expense and the consolidated cash flows in 2007.
These condensed consolidated third quarter financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, in conformity with Article 12 of Royal Decree 1362/2007, taking into account the requirements of Spanish National Securities Market Commission (CNMV) Circular 1/2008, of 30 January.

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorised for issue, focusing on new activities, events and circumstances arising during the nine-month period, rather than duplicating information reported in the previous consolidated financial statements authorised for issue. Consequently, these third quarter financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, accordingly, in order to properly comprehend the information included in these third quarter financial statements, these should be read together with the Group’s consolidated financial statements for the year ended 31 December 2007.
The accounting policies and methods used in preparing these condensed consolidated third quarter financial statements are the same as those applied in the consolidated financial statements for 2007, taking into account the standards and interpretations that came into force in the first nine months of 2008. Accordingly:
•
IFRIC 11 IFRS 2—Group and Treasury Share Transactions came into force and was adopted by the European Union in the first nine months of 2008. Under this interpretation, treasury or group share-based payment transactions shall be accounted for as equity-settled, regardless of how the equity instruments needed are obtained. The application of this interpretation did not have a material effect on the condensed consolidated third quarter financial statements.

•	At the date of preparation of these third quarter financial statements, the following interpretations had not yet been adopted by the European Union:
•
IFRIC 12 Service Concession Arrangements: owing to the nature of this interpretation, following its adoption by the European Union its application will not affect the consolidated financial statements.

•
IFRS 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: this interpretation provides general guidance on how to ascertain the limit in IAS 19, Employee Benefits, on the amount of the surplus that can be recognized as an asset. It also explains how pension assets or liabilities can be affected when there is a statutory or contractual minimum funding requirement and establishes that the entity only needs to recognise an additional liability if it has a contractual obligation to make additional contributions to the plan and its capacity to recover them is restricted. The interpretation standardises the practice and ensures that the entities recognise an asset in relation to a surplus on a consistent basis.

•
IAS 39 and IFRS 7—On 13 October 2008 the IASB published amendments to IAS 39 and IFRS 7. The amendments will only permit reclassification of certain non derivative financial assets recognized in accordance with IAS 39. Financial liabilities, derivatives, and financial assets that are designated as at fair value through profit and loss or initial recognition under the fair value option cannot be reclassified. The amendments, therefore only permit reclassification of debt and equity financial assets subject to meeting specific criteria. The amendments do not permit reclassification into fair value through profit and loss. These amendments are effective from 1 July 2008, any reclassification made on or after 1 November 2008 takes effect from the date of reclassification. However, any reclassification before 1 November 2008 can take effect from 1 July 2008 or a subsequent date. At the date of the preparation of these condensed consolidated financial statements the group is quantifying the effect, if any, of those amendments.

The formats of the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement presented in these third quarter financial statements differ only with respect to the presentation criteria of certain items and types of income from those presented in the Group’s consolidated financial statements at 31 December 2007, because the former were prepared in accordance with the models contained in Spanish National Securities Market Commission (CNMV) Circular 1/2008, which coincide, albeit in condensed format, with those expected to be applicable to Spanish credit institutions following the approval of the amendments to current Bank of Spain Circular 4/2004, which will be used by the Group in its financial statements for 2008. Pursuant to IAS 1, the comparative figures were reclassified.

The main differences between the financial statement formats in CNMV Circular 1/2008 with respect to the formats included in the Group’s consolidated financial statements at 31 December 2007 are as follows:
Consolidated balance sheet
•
“Other Assets” and “Other Liabilities” group together the balance sheet line items “Prepayments and Accrued Income” and “Other Assets”, and “Accrued Expenses and Deferred Income” and “Other Liabilities”, included in the Group’s consolidated financial statements for 2007.

•
The balance of “Equity Having the Substance of a Financial Liability” (because it is not refundable on demand) was transferred to “Financial Liabilities at Amortised Cost” on the liability side of the consolidated balance sheet.

•
A new item included in the valuation adjustments in consolidated equity entitled “Entities Accounted for Using the Equity Method” was created, which includes separately the valuation adjustments recognised in equity originating from associates accounted for using the equity method.

Consolidated income statement
•
“Net Interest Income” is excluded and a new income heading called “Interest Income/(Charges)”, consisting of the difference between “Interest and Similar Income” and “Interest Expense and Similar Charges” is introduced. The aforementioned interest currently also includes financial income and expenses from insurance activities and other non-financial activities that used to be presented separately.

•
The Insurance activity income is no longer presented on an aggregate basis but recognised, according to its nature, in various line items in the consolidated income statement, with the ensuing effect on each income statement total and line item.

•
A new margin entitled “Gross Operating Income” is added and “Gross Income” eliminated. The new “Gross Operating Income” is similar to the former “Gross Income”, except basically for the fact that it includes other operating income and expenses, which formerly were not part of gross income, and for the effect of including the interest expenses and financial charges from non-financial activities according to their nature.

•
“Sales and Income from the Provision of Non-Financial Services” and “Cost of Sales” are excluded and these items are recognised mainly under “Other Operating Income” and “Other Operating Expenses”, respectively.

•
The balance of “Impairment Losses (Net)” is separated into two different line items: “Impairment Losses on Financial Assets (Net)”, which includes the net impairment losses on financial assets other than equity instruments classified as investments; and “Impairment Losses on Other Assets (Net)”, which includes the net impairment losses on equity instruments classified as investments and on other non-financial assets.

•
“Net Operating Income” is eliminated and “Profit/(Loss) from Operations” is created. The difference between the two margins is basically that the latter, in contrast to the former, includes the finance income and costs from the Group’s non-financial activities, the net charge to impairment losses on financial instruments and the net charge to provisions.

•
“Other Gains” and “Other Losses” are excluded. They are replaced by the line items: “Gains/(Losses) on Disposal of Assets not Classified as Non-current Assets Held for Sale” and “Gains/(Losses) on Non-current Assets Held for Sale not Classified as Discontinued Operations”, which include mainly the balances of the excluded line items mentioned above. Other gains and losses that were recognised in the excluded line items but which are not included in the newly-created line items were classified in the consolidated income statement according to their nature.

Statement of recognised income and expense
The main change affecting the Group is the separate presentation under “Income Tax” of the tax effect of the changes in the items recognised directly in equity, except for “Entities Accounted for Using the Equity Method”, which is presented net of the related tax effect. Previously, all the items were presented net of the related tax effect.
All accounting policies and measurement bases with a material effect on the condensed consolidated third quarter financial statements were applied in their preparation.
c)	Estimates made
The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the condensed consolidated third quarter financial statements. The main accounting policies and measurement bases are described in Note 2 to the 2007 consolidated financial statements.
In the condensed consolidated third quarter financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
1.	The income tax expense, which in accordance with IAS 34 is recognised in interim periods on the basis of the best estimate of the weighted average tax rate expected by the Group for the yearly period;

2.	The impairment losses on certain assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation; and

6.	The fair value of certain unquoted assets.
In the nine-month period ended 30 September 2008 there were no significant changes in the estimates made at 2007 year-end other than those indicated in these third quarter financial statements.
d)	Other matters
i. Challenges of corporate resolutions
A detailed description of the objection to certain corporate resolutions adopted by the Bank’s shareholders at the General Meetings on 18 January 2000, 4 March 2000, 10 March 2001, 9 February 2002, 24 June 2002, 21 June 2003, 19 June 2004 and 18 June 2005 is provided in Note 1-d. i) to the Group’s consolidated financial statements for the year ended 31 December 2007.

There were no significant changes in relation to these matters between 31 December 2007 and the date of preparation of these third quarter financial statements.
The directors of the Bank and their legal advisers consider that the objection to the aforementioned corporate resolutions will have no effect on the Group’s consolidated third quarter financial statements.
ii. Credit assignment transactions
The developments since 1992 in relation to certain claims brought against the Group in connection with certain credit assignment transactions performed are described in Note 1-d. ii) to the Group’s consolidated financial statements for the year ended 31 December 2007.
The only change in this connection between 31 December 2007 and the date of preparation of these third quarter financial statements was as follows: in an interlocutory order of 15 April 2008, the Supreme Court dismissed the request filed by the Association for the Defence of Investors and Consumers for the decision handed down in the judgment of 17 December 2007 to be set aside.
e)	Contingent assets and liabilities
Note 2-o to the Group’s consolidated financial statements for the year ended 31 December 2007 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities between 31 December 2007 and the date of preparation of these third quarter financial statements.
f)	Comparative information
The information for 2007 contained in these consolidated third quarter financial statements is presented solely for the purposes of comparison with the information relating to the nine-month period ended 30 September 2008.
As discussed in Note 1-b), the comparative information was modified to adapt its presentation to the presentation formats of the main financial statements established in CNMV Circular 1/2008.
As a result of the Group’s divestment of the pensions business in Latin America, the results arising from the consolidation of these companies (EUR 98.9 million) were reclassified in the income statement for the nine-month period ended 30 September 2007, as stipulated by current accounting regulations, from each of the headings under which they were recorded to “Profit from Discontinued Operations”. The Group’s profit at 30 September 2007 includes EUR 566 million classified under “Gains/(Losses) on Non-current Assets Held for Sale not Classified as Discontinued Operations” in relation to the gain obtained in that nine-month period on the sale of the ownership interest held in the capital of the Italian company Intesa Sanpaolo.
g)	Seasonality of the Group’s transactions
Given the activities in which the Group companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the condensed consolidated third quarter financial statements for the nine-month period ended 30 September 2008.

h)	Materiality
In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality with respect to the third quarter financial statements.
i)	Events after the balance sheet date
The significant events of the Santander Group worth noting from 30 September 2008 to the date of preparation of the consolidated third quarter financial statements are as follows:
Separation from ABN AMRO
See Note 2-a).
Acquisition of Alliance & Leicester plc
On 14 July, Banco Santander, S.A. and Alliance & Leicester plc reached an agreement in relation to the terms of a recommended acquisition by Banco Santander, S.A. of the entire share capital, whether issued or yet to be issued, of Alliance & Leicester plc.
Under the aforementioned terms, the shareholders of Alliance & Leicester plc have received a Banco Santander share for each three shares of Alliance & Leicester plc. Prior to the share exchange date, Alliance & Leicester approved and paid an interim dividend in cash amounting to 18 pence per share. The shareholders of the Bank acting at the General Shareholders’ Meeting held on September 22, 2008, agreed to increase capital up to a nominal amount of Euro 71,688,495 through the issue of a maximum of 143,376,990 shares par value Euro 0.50 each.
Key features of the acquisition
•
At the time of the announcement each Alliance & Leicester plc share was worth 299 pence, and the total issued share capital, approximately GBP 1,259 million, whereby the proposed exchange represented a premium of approximately 36.4% on the closing price at 11 July 2008. Considering the above interim dividend, the premium amounts to approximately 44.6% on the aforementioned closing price.

•
The acquisition affords the integration of the ancillary businesses of Alliance & Leicester and Abbey, thereby strengthening the competitive positioning of the products and services offered by the Group and benefiting its customers. It can be expected that the combined group will also benefit in terms of increased efficiency and that the borrowing costs relating to Alliance & Leicester may be reduced over time from the current high levels.

•	It will increase the critical mass of the Group’s business in the UK market, as part of our vertical strategy.

•	In-market cost synergies through the Group’s presence in the UK, estimated at GBP 180 million per year (before tax) at the end of 2011.

•	Complementary geographical nature of both distribution networks (Alliance & Leicester has a major presence in the Midlands and Abbey in the London area).

•	Abbey’s expansion process in the SMEs and retail business will be speeded up 2-3 years.

•
This transaction complies with the Santander Group’s financial requirements. It is anticipated that it will accretive from 2009 onwards and that the ROI will be 19% in 2011. These estimates do not guarantee that Santander’s EPS will necessarily reach or exceed the levels achieved in prior years.

The acquisition was completed by means of a scheme of arrangement.
The acquisition was approved by the shareholders of Banco Santander, S.A. (in relation to the capital increase) and of Alliance & Leicester plc. In addition, the scheme of arrangement was approved by the UK courts and was granted the relevant permits by the UK and Spanish regulatory bodies and the competent anti-trust authorities.
The acquisition was completed on October 10, 2008. As of that date we issued 140,950,944 new shares of Banco Santander par value Euro 0.50 each, with a share premium of Euro 10.73 per share. The countervalue of the capital increase is composed by 422,852,832 shares of Alliance & Leicester plc, par value GBP 0.50 each, representing all its issued ordinary capital. The new shares represent a 2.2% of the total share capital of the Bank after the capital increase. The new shares are traded in the Spanish Continuous Market since October 14, 2008.
Circumstances related to the Group’s Venezuelan subsidiary
Banco Santander informed on August 1, 2008 that it considered the sale of Banco de Venezuela to a Venezuelan private investor group, with whom certain undertakings were entered into, but the sale was not, however, agreed.
Banco Santander has thereafter become aware of the interest of the Government of Venezuela in Banco de Venezuela, and is now in discussions with the Government.
Acquisition of 75.65% of Sovereign Bancorp
On October 13, 2008, Banco Santander, S.A. and Sovereign Bancorp Inc., (“Sovereign”), parent company of Sovereign Bank, announced that Banco Santander will acquire Sovereign in a stock-for-stock transaction. At that date we owned 24.35% of Sovereign’s ordinary outstanding shares. The Capital and Finance Committee composed of independent directors of Sovereign requested that we consider acquiring the 75.65% of the company that we did not own. The Capital and Finance Committee evaluated the transaction and recommended the transaction to the full Board.
Under the terms of the definitive transaction agreement, which was approved by the Executive Committee of Santander and unanimously approved by the non-Santander directors of Sovereign, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 share of Sovereign common stock they own (or 1 Banco Santander ADS for 3.42 Sovereign shares). Based on the closing stock price for Santander ADSs on Friday, October 10, 2008, the transaction has an aggregate value of approximately US$1.9 billion (Euro 1.4 billion), or US$3.81 per share. The transaction meets Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of US$750 million in 2011.
The transaction is subject to customary closing conditions, including necessary bank regulatory approvals in the U.S. and Spain and approval by both companies’ shareholders. Relational Investors, LLC has agreed to vote its 8.9% of Sovereign shares in favour of the transaction. In addition, all of the non-Santander directors have agreed to vote their shares in favour of the transaction. Banco Santander will call an Extraordinary General Meeting of the Bank’s shareholders to approve a capital increase and issuance of approximately 147 million new shares, or approximately 2% of Banco Santander’s capital. The transaction is expected to close in the first quarter of 2009.

Sale of Porterbrook Leasing Company
In October 2008 Abbey National plc (“Abbey”) reached an agreement to sell 100% of Porterbrook Leasing Company to a consortium of investors including Antin Infrastructure Partners (the BNP Paribas sponsored infrastructure fund), Deutsche Bank and Lloyds TSB. The price of the transaction has not been made public. The impact of the transaction in the Group is not material as it will only allow a reduction in financing of GBP 1 billion, approximately. Completion of the purchase is subject to regulatory approvals and is expected to take place before the end of 2008.
j)	Condensed consolidated cash flow statements
The following terms are used in the condensed consolidated cash flow statements with the meanings specified:
1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2.	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

3.	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4.	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
In preparing the condensed consolidated cash flow statements, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “cash and cash equivalents”. Accordingly, the Group classifies as cash and cash equivalents the balances recognised under “Cash and Balances with Central Banks” in the condensed consolidated balance sheet.
k)	Individual disclosures relating to Banco Santander, S.A.
The individual disclosures relating to Banco Santander, S.A. which were considered relevant for the purposes of the proper comprehension of the third quarter financial report were included in the appropriate sections and notes of these third quarter financial statements.
2.	Santander Group
Appendixes I, II and III to the consolidated financial statements for the year ended 31 December 2007 include relevant information on the Group companies that were consolidated at that date and on the equity-accounted Group companies.
Also, Note 3 to the aforementioned financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2007, 2006 and 2005.

The most significant transaction carried out in 2007, namely the acquisition of ABN AMRO Holding N.V., and the developments seen to date, plus the significant acquisitions and disposals made by the Group in the first nine months of 2008 are detailed below:
a)	ABN AMRO Holding N.V. (“ABN AMRO”)

On 20 July 2007, having obtained the regulatory authorisations required to publish the documentation on the takeover bid for ABN AMRO, the Bank, together with the Royal Bank of Scotland Group plc, Fortis N.V. and Fortis S.A./N.V. (together, “the Banks”) formally launched, through RFS Holdings B.V., the offer for all the ordinary shares, ADSs and previously convertible preference shares of ABN AMRO. The initial acceptance period of this offer (“the Offer”) ended on 5 October.

On 10 October the Banks declared the Offer to be unconditional. At that date, the owners of 86% of the ordinary share capital of ABN AMRO had accepted the Offer (including certain shares that the Banks already owned and had undertaken to contribute to RFS Holdings B.V.).

On this same date the commencement of an additional offer period was announced, during which the holders of ordinary shares and ADSs of ABN AMRO could sell them, under the same terms and conditions as those of the Offer, until 31 October 2007.

Once the aforementioned additional offer period had ended, the owners of 98.8% of the ordinary share capital of ABN AMRO (excluding its treasury shares) had definitively accepted the Offer.

At 31 December 2007, the investment made by the Bank amounted to EUR 20,615 million and consisted of the Bank’s 27.9% ownership interest in the share capital of RFS Holdings B.V., the holding entity of the shares of ABN AMRO.

Following all these actions, the spin-off of the business lines of ABN AMRO commenced with a view to their subsequent integration into each of the Banks. The following correspond to Santander: the Latin American Business Unit of ABN AMRO -basically Banco ABN AMRO Real S.A. (“Banco Real”) in Brazil-, the Banca Antoniana Popolare Veneta Spa Banking Group (“Antonveneta”), the cash relating to the sale of the consumer banking unit of ABN AMRO in the Netherlands -Interbank and DMC Consumer Finance-, plus 27.9% of the assets that were not allocated to any of the Banks of the consortium and which are intended to be disposed of. The spin-off process continued in 2008.

Accordingly, on 4 March the Dutch Central Bank expressed its acceptance of the overall spin-off plan, and in July 2008 it approved the individual spin-off plan of Banco Real and the businesses in Brazil. Subsequently, the Brazilian Central Bank approved Santander’s purchase transaction, thereby rendering it effective.

Banco Real is expected to be fully consolidated in the Group’s financial statements in the fourth quarter of 2008. The volume of assets that Banco Real will contribute to the Group amount to approximately EUR 51 billion.

The Group’s assets in Brazil will also comprise those corresponding to the asset management business of ABN AMRO in Brazil which were initially allocated to Fortis in the process of spinning off and integrating the assets of ABN AMRO which were acquired therefrom by the Bank in the first half of 2008 for EUR 209 million.

Also, on 30 May 2008 Banco Santander and Banca Monte dei Paschi di Siena announced the completion of the purchase and sale of Antonveneta (excluding Interbanca, its corporate banking subsidiary) for EUR 9,000 million, in execution of the agreement announced on 8 November 2007 which was only subject to approval by the competent authorities.

On 2 June 2008 Banco Santander announced that it had entered into a definitive agreement with General Electric whereby GE Commercial Finance would acquire Interbanca and the Bank would acquire the units of GE Money in Germany, Finland and Austria, its card units in the UK and Ireland and its car finance unit in the UK. The base price agreed for the two transactions is EUR 1,000 million each, subject to various adjustments. These transactions are expected to close during the fourth quarter of 2008 or the first quarter of 2009.

On 22 September 2008, RFS completed the squeeze-out of minority shareholders of ABN AMRO and EUR 712 million, including statutory interest, was paid to the minority shareholders at that date. Consequently, RFS is from that date the sole shareholder of ABN AMRO. Santander, according to its interest on RFS, had to pay EUR 200 million to complete this process.

b)	Acquisitions and disposals

In addition to the foregoing, during the first nine months of 2008 the most noteworthy acquisitions of ownership interests in the share capital of other entities and other significant corporate transactions were as follows:

Purchase of the consumer finance business of RBS in Europe

The acquisition (announced in the first quarter of the year) of the consumer finance business of Royal Bank of Scotland (RBS) in Continental Europe, which includes its activities in Germany, the Netherlands, Belgium and Austria, amounting to EUR 336 million, was closed on 1 July. This business serves 2.3 million customers and its assets amounted to EUR 2,200 million in 2007. RBS ECF makes installment loans both directly and via partners. It is strongly represented in the credit card business both in terms of private and corporate customers, and provides consumer finance via retail chains.

Acquisition of Bradford & Bingley’s direct channels and retail deposits

In September 2008, following the announcement by HM Treasury (on September 29, 2008) to take Bradford & Bingley plc (B&B) into public ownership, the retail deposits, branch network and its related employees will transfer, under the provisions of the Banking (Special Provisions) Act 2008, to Abbey National plc.

As outlined in the HM Treasury statement, all of B&B’s customer loans and treasury assets, which includes the £41 billion of mortgage assets, will be taken under public ownership.

The transfer to Abbey consists of:
•	£20 billion retail deposit base with 2.7 million customers;

•	B&B’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees.
The acquisition price has been GBP 612 million. The transaction will be financed with the liquidity generated by the Group’s ordinary operations.
The transfer of the B&B’s customers and their retail deposits further strengthens Abbey’s retail customer deposit base and franchise. It also allows Santander to deliver increased critical mass in the UK through greater distribution scale.

The combined business of Abbey, Alliance & Leicester (A&L) and B&B will have 1,286 branches with a good geographic spread across the UK. In addition, it is also expected that upon completion of the transfer, Santander’s UK market share of retail deposits will increase to around 10% , and the combined business will also have a customer base of 24 million.
3.	Dividends paid by the Bank and earnings per share
a)	Dividends paid by the Bank

The dividends paid by the Bank during the first nine months of 2008 and 2007 were as follows:

	First Nine Months of 2008			First Nine Months of 2007
	% of the		Amount	% of the		Amount
	Notional	Euros per	(Thousands	Notional	Euros per	(Thousands
	Amount	Share	of Euros)	Amount	Share	of Euros)

Ordinary shares	108.0%	0.54014	3,378,166	86.0%	0.42976	2,687,828
Other shares (without voting rights, redeemable, etc.)	—	—	—	—	—	—

Total dividends paid	108.0%	0.54014	3,378,166	86.0%	0.42976	2,687,828

Dividends paid out of profit	108.0%	0.54014	3,378,166	86.0%	0.42976	2,687,828
Dividends with a charge to reserves or share premium	—	—	—	—	—	—
Dividends paid in kind	—	—	—	—	—	—
•
On 1 February and 1 May 2008 dividends amounting to EUR 768,903 thousand and EUR 1,763,469 thousand, respectively, were paid with a charge to 2007 profit. On 1 August 2008 the first interim dividend amounting to EUR 845,794 was paid out of 2008 profit.

•
In addition to the dividends paid out of profit shown in the table above, during the first nine months of 2008 EUR 383,250 thousand were paid, with a charge to reserves, corresponding to the interest on the shares necessarily convertible into ordinary shares of the Bank’s new issue (“Valores Santander”) (Note 11).

•
On 8 October 2008, the Bank announced that on or after 1 November it would pay the second interim dividend out of profit for 2008, totalling EUR 0.13523 per share, which is 10% higher than the second interim dividend for 2007 paid in November of that year.

b)	Earnings per share in ordinary activities and discontinued operations
i.	Basic earnings per share
Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	Thousands of Euros
	30/09/08	30/09/07

Net profit for the period	6,935,196	6,571,803

Weighted average number of shares outstanding	6,232,731,469	6,238,874,629
Assumed conversion of convertible debt	436,460,939	—

Adjusted number of shares	6,669,192,408	6,238,874,629

Basic earnings per share (euros)	1.0399	1.0534
ii.	Diluted earnings per share
In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	Thousands of Euros
	30/09/08	30/09/07

Net profit for the period	6,935,196	6,571,803
Dilutive effect of changes in profit from potential conversion of ordinary shares	—	—

	6,935,196	6,571,803

Weighted average number of shares outstanding	6,232,731,469	6,238,874,629
Dilutive effect of:
Assumed conversion of convertible debt	436,460,939	—
Options/receipt of shares	30,590,564	29,140,594

Adjusted number of shares	6,699,782,972	6,268,015,223

Diluted earnings per share (euros)	1.0351	1.0485

4.	Financial assets
a)	Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to “Cash and Balances with Central Banks” and “Hedging Derivatives”, at 30 September 2008 and 31 December 2007 is as follows:

	Thousands of Euros
	30/09/08
		Other Financial
	Financial	Assets at Fair	Available-for-		Held-to-
	Assets Held	Value through	Sale Financial	Loans and	Maturity
	for Trading	Profit or Loss	Assets	Receivables	Investments

Loans and advances to credit institutions	3,719,187	10,155,031	—	67,144,286	—
Loans and advances to customers	3,159,071	9,139,828	—	564,949,019	—
Debt instruments	47,510,578	8,084,572	35,449,596	1,506,090	—
Equity instruments	6,799,776	2,300,388	6,698,960	—	—
Trading derivatives	60,972,543	—	—	—	—

	122,161,155	29,679,819	42,148,556	633,599,395	—

	Thousands of Euros
	31/12/07
		Other
		Financial
	Financial	Assets at Fair	Available-for-		Held-to-
	Assets Held	Value through	Sale Financial	Loans and	Maturity
	for Trading	Profit or Loss	Assets	Receivables	Investments

Loans and advances to credit institutions	12,294,559	6,865,073	—	38,482,972	—
Loans and advances to customers	23,704,481	8,021,623	—	539,372,409	—
Debt instruments	66,330,811	7,072,423	34,187,077	1,668,339	—
Equity instruments	9,744,466	2,870,322	10,161,830	—	—
Trading derivatives	46,732,543	—	—	—	—

	158,806,860	24,829,441	44,348,907	579,523,720	—

b)	Valuation adjustments for impairment of financial assets
b.1) Available-for-sale financial assets
As indicated in Note 2 to the consolidated financial statements for the year ended 31 December 2007, as a general rule, changes in the carrying amounts of financial assets and liabilities are recognised with a balancing entry in the consolidated income statement. Notwithstanding the foregoing, in the case of available-for-sale financial assets the changes in value are recognised temporarily in consolidated equity under “Valuation Adjustments — Available-for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognised in “Valuation Adjustments — Exchange Differences” (exchange differences arising on monetary financial assets are recognised in “Exchange Differences” in the consolidated income statement).
Items charged or credited to “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences” remain in the Group’s consolidated equity until the related assets are derecognised, whereupon they are charged to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognised in equity under “Valuation Adjustments — Available-for- Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At 30 September 2008 the Group had analysed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin at that date could be considered to arise from permanent impairment (at 30 September 2008 the allowances to cover impairment amounted to only EUR 174 million – EUR 103 million at 31 December 2007- see section b-2 of this Note). Accordingly, most of the changes in value of these assets are presented under “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences”. The changes in the balance of valuation adjustments in the first nine months period are recognised in the consolidated statement of recognised income and expense.
b.2) Loans and receivables
The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” and “Available-for-Sale Financial Assets” in the first nine months of 2008 and 2007 (see section b-1 above) were as follows:

	Thousands of Euros
	30/09/08	30/09/07

Balance at beginning of the period	8,899,362	8,392,309
Impairment losses charged to income for the period	4,474,514	2,875,566
Of which:
Individually assessed	4,775,948	2,938,383
Collectively assessed	471,927	728,112
Impairment losses reversed with a credit to income	(773,361)	(790,929)

Inclusion/exclusion of entities in the Group	170,448	(2,069)
Write-off of impaired balances against recorded impairment allowance	(2,997,509)	(2,230,298)
Exchange differences and other changes	(63,639)	(324,202)
Transfers between allowances	(20,690)	28,176

Balance at end of the period	10,462,486	8,739,482

Of which:
By method of assessment:
Individually assessed	4,801,296	3,339,120
Arising from country risk	15,288	146,454
Arising from credit institutions	1,801	11,466
Collectively assessed	5,661,190	5,400,362
The written-off assets recovered in the first nine months of 2008 and 2007 amounted to EUR 469,447 thousand and EUR 477,220 thousand, respectively. Considering these amounts and those recognised under “Impairment Losses Charged to Income” in the table above, the impairment losses on Financial assets amounted to EUR 4,005,067 thousand and EUR 2,398,346 thousand in the first nine months of 2008 and 2007, respectively.

c)	Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables and available-for-sale financial assets considered to be impaired due to credit risk in the first nine months of 2008 and 2007 is as follows:

	Millions of Euros
	30/09/08	30/09/07

Balance at beginning of the period	6,111	4,631
Net additions	7,404	3,348
Written-off assets	(2,998)	(2,230)
Exchange differences and other	(34)	(38)

Balance at end of the period	10,483	5,711

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.
5.	Non-current assets held for sale
The breakdown of the Group’s non-current assets held for sale, by nature, at 30 September 2008 and 31 December 2007 is as follows:

	Millions of Euros
	30/09/08	31/12/07

Equity instruments	810,631	9,025,936
Of which: Antonveneta (Note 2-a)	—	9,000,000
Interbanca	800,000	—
Other assets	3,932,136	1,130,493
Of which: Ciudad Financiera business campus	—	625,124
Assets acquired (*)	2,952,717	—

	4,742,767	10,156,429

(*)	Corresponds to land and buildings acquired to customers in payment of debts in the nine-month period ended 30 September 2008.
In the first half of 2008 Banco Santander entered into an agreement with the consortium led by Propinvest in relation to the sale of the Ciudad Financiera Santander business campus and the subsequent leaseback thereof for a term of 40 years, with the Bank reserving the right to a purchase option at market price at the end of the aforementioned term. This transaction was completed on September 12, 2008 and lies within the framework of the restricted private competition organised by Banco Santander to sell and subsequently leaseback a property portfolio owned by it in Spain of which it constitutes the final item. The price agreed for the Ciudad Financiera Santander business campus in EUR 1,900 million. The net capital gains obtained by Santander from this sale are EUR 586 million.

6.	Investments
a)	Breakdown

The breakdown, by company, of the balance of “Investments” is as follows

	Thousands of Euros
	30/09/08	31/12/07

RFS Holdings B.V. (Note 2-a)	11,093,353	11,778,624
Cepsa	2,735,794	2,548,035
Sovereign	1,110,862	1,026,826
Attijariwafa Bank Société Anonyme	204,006	188,149
Other companies	175,175	147,493

	15,319,190	15,689,127

b)	Changes

The changes in the balance of this item during the first nine months of 2008 were as follows:

Thousands
of Euros

Balance at 31 December 2007	15,689,127

Purchases and capital increases	753,573
Of which:
Sovereign	227,626
RFS Holdings B.V. (Note 2-a)	408,498

Transfer to non-current assets held for sale (Note 5)	(800,000)
Transfer to other accounts	(196,609)
Effect of equity accounting (*)	800,407
Exchange differences and other changes (**)	(365,198)
Dividends paid	(562,110)

Balance at 30 September 2008	15,319,190

(*)	Includes EUR 725,470 thousand relating to the gain generated in the first nine months of 2008 on the investment held in RFS Holdings B.V. (see Note 2-a).

(**)
Includes EUR -733,931 thousand relating to the exchange differences arising in connection with the investment in RFS Holding, B.V. Pursuant to current legislation, the changes in value of investments arising from changes in exchange rates were recognised with a charge to “Valuation Adjustments — Exchange Differences” in consolidated equity.

c)	Impairment losses

No impairment of the investments in associates were disclosed in the first nine months of 2008. At 2007 year-end impairment losses amounting to EUR 1,053 million on the investment in Sovereign were recognised (EUR 586 million relating to the implicit goodwill at Sovereign and EUR 104 million to exchange differences).

7.	Tangible assets
a)	Changes in the period

In the first nine months of 2008 and 2007 tangible asset items were acquired for EUR 1,589,202 thousand and EUR 1,515,445 thousand, respectively. Also, in the first nine months of 2008 and 2007 tangible asset items were disposed of with carrying amounts of EUR 702,126 thousand and EUR 412,439 thousand, respectively, giving rise to net gains on disposal of EUR 77,179 thousand and EUR 42,954 thousand, respectively.

b)	Impairment losses

There were no significant impairment losses on tangible assets in the first nine months of 2008 and 2007.

c)	Tangible asset purchase commitments

At 30 September 2008 and 2007, the Group did not have any significant commitments to purchase tangible asset items.

8.	Intangible assets
a)	Goodwill

The breakdown, by company, of the balance of “Goodwill” is as follows:

	Thousands of Euros
	30/09/08	31/12/07

Abbey Group (United Kingdom)	7,579,281	8,167,868
Totta Group (Portugal)	1,640,746	1,640,746
CC Holding (AKB Germany)	824,483	824,483
Banco Santander Chile	635,376	680,937
Meridional Group (Brazil)	476,528	501,192
Grupo Financiero Santander Serfin (Mexico)	509,530	498,074
Drive Group	440,976	419,481
Banesto	369,155	372,655
Interbanco, S.A.	162,295	163,438
Santander Consumer Bank AS (Norway)	128,860	133,742
Finconsumo (Italy)	105,921	105,921
Other companies	463,485	322,171

	13,336,636	13,830,708

The changes arising in goodwill between 31 December 2007 and 30 September 2008 relate mainly to exchange differences which, pursuant to current legislation, were recognised with a charge to “Valuation Adjustments — Exchange Differences” in net equity. The change in the balance of this heading is disclosed in the consolidated statement of recognised income and expense.

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation- among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

In accordance with the foregoing, and based on the estimates, projections and valuations available to the Bank’s directors, in the first nine months of 2008 there were no significant impairment losses which required recognition.

b)	Other intangible assets

There were no significant impairment losses with respect to intangible assets in the first nine months of 2008.

9.	Financial liabilities
a)	Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Group’s financial liabilities, other than “Hedging Derivatives”, at 30 September 2008 and 31 December 2007 is as follows:

	Thousands of Euros
	30/09/08			31/12/07
		Other			Other
		Financial			Financial
	Financial	Liabilities at	Financial	Financial	Liabilities at	Financial
	Liabilities	Fair Value	Liabilities at	Liabilities	Fair Value	Liabilities at
	Held for	through Profit	Amortised	Held for	through Profit	Amortised
	Trading	or Loss	Cost	Trading	or Loss	Cost

Deposits from central banks	—	2,682,091	23,752,525	—	6,562,328	22,185,751
Deposits from credit institutions	17,324,329	12,441,130	66,029,127	23,254,111	12,207,579	48,687,539
Customer deposits	10,098,205	10,316,199	351,893,633	27,992,480	10,669,058	316,744,981
Marketable debt securities	5,844,615	7,727,051	223,309,833	17,090,935	10,279,037	205,916,716
Trading derivatives	57,928,802	—	—	49,447,533	—	—
Subordinated liabilities	—	—	35,072,752	—	—	36,192,737
Short positions	4,543,276	—	—	5,613,234	—	—
Other financial liabilities	—	—	18,210,146	—	—	16,683,478

	95,739,227	33,166,471	718,268,016	123,398,293	39,718,002	646,411,202

These amounts include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity. These shares do not carry voting rights and are not cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

b)	Information on issues, repurchases or redemption of debt instruments

At 30 September 2008 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares, except the “Valores Santander” discussed in Note 34-a to the consolidated financial statements for the year ended 31 December 2007.

c)	Other issues guaranteed by the Group

At 30 September 2008 and 2007, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issues, repurchases or redemption of debt instruments

The main characteristics of the most significant issues, repurchases or redemptions made by the Group in the first nine months of 2008, or guaranteed by the Bank or Group entities, were as follows:

Issuer Data				Data on the Transactions Performed in the First Nine Months of 2008
													Risks
								Amount					Additional
								of the Issue,					to the
								Repurchase	Balance				Guarantee
								or	Outstanding				that the
			Issuer or					Redemption	at 30/09/08		Market	Type of	Group
	Relatedness		Issue Credit			Type of	Date of the	(Thousands	(Thousands	Interest	where	Guarantee	would
Name	to the Bank	Location	Rating	Transaction	ISIN Code	security	Transaction	of Euros)	of Euros)	Rate	Traded	Given	Assume
BANESTO FINANCIAL PRODUCTS	Subsidiary	Ireland	AA/Aa2	Issue	XS0346070443	Senior Debt	18/02/2008	313,000	268,000	EU3M+ 0.12%	DUBLIN	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0362266842	Senior Debt	20/05/2008	750,000	750,000	5.19%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0364909001	Senior Debt	05/06/2008	580,000	580,000	5.10%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0359776944	Senior Debt	28/04/2008	1,500,000	1,500,000	EU3M+ 0.75%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0361918484	Senior Debt	23/05/2008	755,287	755,287	GB3M + 0.65%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0366134673	Senior Debt	03/06/2008	1,000,000	1,000,000	EU3M+0.53%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0356944636	Senior Debt	11/04/2008	2,500,000	2,500,000	5.13%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0368531157	Senior Debt	11/06/2008	254,524	254,524	GB3M + 0.19%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Aaa/AAA/AAA	Issue	PTBSPK1E0010	Mortage bonds	23/05/2008	1,000,000	1,000,000	4.75%	LISBON	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Aa3/AA/AA	Issue	PTBSPPOM0019	Senior Debt	18/06/2008	645,000	645,000	5.67%	LUXEMBOURG	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Aa3/AA	Issue	PTBSPNOM0011	Senior Debt	02/06/2008	200,000	200,000	EURIBOR 3 M	LUXEMBOURG	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Issue	XS0371654095	Senior Debt	30/06/2008	276,640	276,640	7.13%	LONDON	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0373176832	Senior Debt	27/06/2008	1,250,000	1,250,000	EU3M+0.60%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0372196229	Senior Debt	30/06/2008	1,250,000	1,250,000	6.01%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A

Issuer Data				Data on the Transactions Performed in the First Nine Months of 2008
													Risks
								Amount					Additional
								of the Issue,					to the
								Repurchase	Balance				Guarantee
								or	Outstanding				that the
			Issuer or					Redemption	at 30/09/08		Market	Type of	Group
	Relatedness		Issue Credit			Type of	Date of the	(Thousands	(Thousands	Interest	where	Guarantee	would
Name	to the Bank	Location	Rating	Transaction	ISIN Code	security	Transaction	of Euros)	of Euros)	Rate	Traded	Given	Assume
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0372196062	Senior Debt	27/06/2008	1,250,000	1,250,000	6.07%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Issue	XS0373176915	Senior Debt	27/06/2008	1,250,000	1,250,000	EU3M+0.75%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
BANESTO FINANCIAL PRODUCTS	Subsidiary	Ireland	AA/Aa2	Issue	XS0357163517	Senior Debt	04/04/2008	200,000	200,000	4.75%	DUBLIN	—	N/A
BANESTO FINANCIAL PRODUCTS	Subsidiary	Ireland	AA/Aa2	Issue	XS0367624979	Senior Debt	29/05/2008	262,000	262,000	4.78%	DUBLIN	—	N/A
BANESTO FINANCIAL PRODUCTS	Subsidiary	Ireland	AA/Aa2	Issue	XS0372409580	Senior Debt	02/07/2008	402,000	402,000	4.95%	DUBLIN	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Issue	XS0384049622	Senior Debt	26/08/2008	850,000	850,000	5.66%	LONDON	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA / Aa1 / AA	Issue	XS0381817005	Senior Debt	14/08/2008	2,000,000	2,000,000	5.63%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER BANESPA CAYMAN	Subsidiary	Islas Caimán	—	Issue	—	Senior Debt	27/08/2008	209,790	209,790	3.31%	Non tradeable	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA / P1 / F1	Issue	XS0387274862	Senior Debt	16/09/2008	289,561	289,561	GB3M+0.235%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0240341270	Senior Debt	30/01/2008	201,599	—	CDOR+0.07%	LONDON	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0246598956	Senior Debt	07/03/2008	500,000	—	EU3M+0.03%	LONDON	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0248022567	Senior Debt	17/03/2008	300,000	—	EU1M+0.01%	LONDON	—	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	Ireland	AA/Aa2	Repayment	XS0268649927	Senior Debt	31/03/2008	1,000,000	—	EU3M+0.03%	DUBLIN	—	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Repayment	US802815AF72	Senior Debt	06/02/2008	960,022	—	US3M + 0.01%	LONDON	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL LIMITED	Subsidiary	Islas Caimán	AA /Aa1/AA	Repayment	XS0083812593	Senior Debt	12/02/2008	304,767	—	5.38%	LONDON	Banco Santander, S.A. guarantee	N/A

Issuer Data				Data on the Transactions Performed in the First Nine Months of 2008
													Risks
								Amount					Additional
								of the Issue,					to the
								Repurchase	Balance				Guarantee
								or	Outstanding				that the
			Issuer or					Redemption	at 30/09/08		Market	Type of	Group
	Relatedness		Issue Credit			Type of	Date of the	(Thousands	(Thousands	Interest	where	Guarantee	would
Name	to the Bank	Location	Rating	Transaction	ISIN Code	security	Transaction	of Euros)	of Euros)	Rate	Traded	Given	Assume
SANTANDER INTERNATIONAL LIMITED	Subsidiary	Islas Caimán	AA /Aa1/AA	Repayment	DE0002302353	Senior Debt	12/02/2008	255,646	—	5.38%	LONDON	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Repayment	XS0212282494	Senior Debt	22/02/2008	1,000,000	—	EU3M+0.05%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Repayment	XS0214650896	Senior Debt	18/03/2008	1,500,000	—	EU3M+0.05%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Repayment	XS0322089755	Senior Debt	21/01/2008	2,000,000	—	EU3M+0.125%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0141581461	Senior Debt	16/04/2008	477,048	—	ZERO COUPON	LONDON	—	N/A
SANTANDER INTERNATIONAL LIMITED	Subsidiary	Islas Caimán	AA /Aa1/AA	Repayment	XS0086072492	Senior Debt	03/04/2008	206,583	—	EURCAC	LONDON	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0168047461	Senior Debt	14/05/2008	1,000,000	—	EU3M+0.125%	LONDON	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	A+/AA-	Repayment	XS0253929813	Senior Debt	19/05/2008	300,000	—	EURIBOR 3 M	LUXEMBOURG	—	N/A
BANESTO FINANCIAL PRODUCTS	Subsidiary	Ireland	AA/Aa2	Repayment	XS0263384769	Senior Debt	06/06/2008	500,000	—	EU3M+0.05%	DUBLIN	—	N/A
ABBEY NATIONAL PLC	Subsidiary	United Kingdom	AA	Repayment	US002920AB26	Subordinated Debt	15/06/2008	316,276	—	6.70%	UNITED STATES	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA /Aa1/AA	Repayment	XS0219926150	Senior Debt	02/06/2008	500,000	—	EU3M+ 0.07%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0261840028	Senior Debt	25/07/2008	260,000	—	4.31%	LONDON	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	A1/AA-	Repayment	US89153EAB39	Senior Debt	06/08/2008	305,033	—	US1M	Singapour	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA / P1 / F1	Repayment	XS0290370864	Senior Debt	16/09/2008	250,000	—	EU3M-0.01%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A

Issuer Data				Data on the Transactions Performed in the First Nine Months of 2008
													Risks
								Amount					Additional
								of the Issue,					to the
								Repurchase	Balance				Guarantee
								or	Outstanding				that the
			Issuer or					Redemption	at 30/09/08		Market	Type of	Group
	Relatedness		Issue Credit			Type of	Date of the	(Thousands	(Thousands	Interest	where	Guarantee	would
Name	to the Bank	Location	Rating	Transaction	ISIN Code	security	Transaction	of Euros)	of Euros)	Rate	Traded	Given	Assume
SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	AA / Aa1 / AA	Repayment	US802815AB68	Senior Debt	19/09/2008	2,049,180	—	US3M + 0.06%	LONDON	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	AA / Aa1 / AA	Repayment	XS0322329060	Senior Debt	24/09/2008	400,000	—	EU3M+0.08%	LUXEMBOURG	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA	Repayment	XS0230151960	Senior Debt	22/09/2008	379,555	—	GB3M+0.03%	LONDON	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	A1/AA-	Repayment	US89153EAC12	Senior Debt	05/09/2008	546,518	—	US1M	Singapour	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	AA-/A1/AA	Repayment	XS0321472325	Senior Debt	11/09/2008	285,000	—	EU1M	LUXEMBOURG	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	AA/AA-/A1	Repayment	US05966EAC49	Senior Debt	15/09/2008	857,905	—	US1M	Singapour	—	N/A

(a)	The amounts relating to securities denominated in foreign currencies were converted to euros at the exchange rate prevailing at the end of the corresponding nine-month period.

10.	Provisions
a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

	Thousands of Euros
	30/09/08	31/12/07

Provisions for pensions and similar obligations	11,065,824	11,819,748
Provisions for contingent liabilities and commitments:	716,677	636,316
Of which: country risk	19,744	48,831

Provisions for taxes, legal contingencies and other provisions	4,546,376	4,114,835

Provisions	16,328,877	16,570,899
b)	Provisions for taxes, legal contingencies and other provisions

The balance of this heading, which includes, inter alia, provisions for restructuring costs and tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources from the Group depends on each obligation; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

c)	Litigation
i. Tax disputes
At 30 September 2008, the main tax disputes concerning the Group are as follows:
•
The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to pay Brazilian income tax at a rate of 8%. On January 14, 2008, an unfavourable judgment was handed down by the Federal Regional Court, against which the related special and extraordinary appeal was filed at a higher court on June 9, 2008.

•
The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to consider the social contribution tax on net income as deductible in the calculation of the Brazilian corporation tax. This action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting to have the claimability of the tax debt stayed and obtaining permission to deposit with the courts the amounts in question. On October 1, 2007, an unfavourable judgment was handed down by the Federal Regional Court which was appealed against by Banco Santander S.A. (Brazil) through a request for an amendment of judgment (“Embargos de Declaraçao”) filed on October 8, 2007. On March 6, 2008, the Court rejected this request and dismissed the subsequent appeal. On July 1, 2008, the directors of Banco Santander S.A. (Brazil) filed a special and extraordinary appeal against the judgment at a higher court.

•
The “Mandado de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. The “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On September 13, 2007, this Court handed down a favourable judgment. Union Federal has filed an appeal against this judgment at a higher court.

•
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favourable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavourable judgment for another taxpayer was handed down on another proceeding which might affect this case.

At 30 September 2008, other less significant tax disputes are in progress.
ii. Non-tax-related proceedings
At 30 September 2008, the main non-tax-related proceedings concerning the Group are as follows:
•	Misselling: claims associated with the sale by Abbey of certain financial products to its customers.

The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that will be received, of the percentage of claims that will be upheld and of the related amounts.

•
LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.
The Bank has filed extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against the aforementioned decision.
•
Galesa de Promociones, S.A.: small claims proceeding at Elche Court of First Instance no. 4 (case no. 419/1994), in connection with the claim filed by Galesa de Promociones, S.A. (Galesa) requesting the Court to annul a previous legal foreclosure proceeding brought by the Bank against the plaintiff in 1992, which culminated in the foreclosure of certain properties that were subsequently sold by auction.

The judgments handed down at first and second instance were in the Bank’s favour. The cassation appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on November 24, 2004 which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On June 8, 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay EUR 56 million, the estimated value of the properties, plus a further EUR 33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced -since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled- and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.
The Elche Court of First Instance, by virtue of an order dated September 18, 2006, found in favour of the Bank, and referred the plaintiff to the appropriate ordinary proceeding for the valuation of the aforementioned damages.

Galesa filed an appeal for reconsideration, which was dismissed by a resolution on November 11, 2006. Galesa lodged an appeal against this resolution at the Alicante Provincial Appellate Court. This appeal was in turn contested by the Bank and a favourable judgment was handed down.
•
Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay EUR 1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional EUR 72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.
On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the decision handed down at first instance and dismissing the appeal lodged by Inversión Hogar, S.A. Inversión Hogar, S.A. as it had announced, on completion of the clarification procedure, filed a cassation appeal against the aforementioned decision and an extraordinary appeal against procedural infringements at the Civil Chamber of the Supreme Court, which was given leave to proceed by the Madrid Provincial Appellate Court.
•
Complaint in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately EUR 43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This complaint was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently suspended until the exception for a preliminary ruling filed by the Bank is resolved. On September 11, 2008, the Madrid Court of First Instance (Juzgado de Primera Instancia n. 13) granted the suspension of the proceeding due to the preliminary ruling.
•
On February 6, 2008, the Bank filed with the Spanish Arbitral Court (Secretaría de la Corte Española de Arbitraje) a request for arbirtal proceedings seeking a payment of EUR 66,418,077.27 from GAESCO BOLSA, SOCIEDAD DE VALORES, S.A. (“GAESCO”), a Spanish brokerage firm. GAESCO owes such amount to the Bank as a result of the early termination of a framework agreement for financial transactions entered by GAESCO and the Bank and of the financial transactions undertaken under such agreement. The arbitral ruling is pending.

•
Former Banespa employees: claim filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s by-laws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the Board of Directors. The aforementioned clause was eliminated from the by-laws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, S.A. to pay the half-yearly bonus and the bank lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which largely upheld the previous decision. The related appeals against this decision will be filed at the High Labor Court and at the Federal Supreme Court, as applicable.

•
Absorption of Banco Noroeste by Banco Santander Brasil: Three claims filed by minority shareholders of the former Banco Noroeste requesting, in addition to compensation for damage and losses, the annulment of the shareholders’ meeting that approved the merger between Banco Noroeste and Banco Santander Brasil, arguing that when the merger took place they should have been offered a market value that would have enabled them to decide whether or not to sell their shares at that value.

In the three cases, judgments were handed down at first instance, one of which found in favour of the bank and the other two against it. In the latter two cases the shareholders’ meeting was not declared null and void but rather the Bank was ordered to pay compensation. Appeals were filed against these judgments.
The Sao Paulo Court of Justice has recently handed down joint judgments on three appeals at second instance, considering that Santander should have duly prepared a valuation report using the disposal value method thereby establishing that the minority shareholders be indemnified.
In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considers that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profit and damnum emergens were excluded and the amount of lawyers’ fees was reduced. An appeal against this judgment will be filed at higher courts.
At 30 September 2008, other less significant non-tax-related proceedings are in progress.
The total amount of payments made by the Group arising from lawsuits in the first nine months of 2008 and 2007 is not material with respect to the accompanying condensed consolidated third quarter financial statements taken as a whole.

11.	Equity
In the first nine months of 2008 and 2007 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in equity below:

	Equity Attributable to the Parent
	Equity
		Share Premium			Profit for the
		and Reserves Less		Less:	Period
	Share	Dividends and	Other Equity	Treasury	Attributable	Valuation	Minority	Total
	Capital	Remuneration	Instruments	Shares	to the Parent	Adjustments	Interests	Equity

Balance at 31/12/07	3,127,148	35,203,751	7,086,881	(192)	9,060,258	722,036	2,358,269	57,558,151
Adjustments due to changes in accounting policies
Adjustments due to errors
Adjusted beginning balance	3,127,148	35,203,751	7,086,881	(192)	9,060,258	722,036	2,358,269	57,558,151

Total recognised income/(expense)	—	—	—	—	6,935,196	(4,501,385)	321,345	2,755,156

Other changes in equity	—	5,268,374	34,273	(76,495)	(9,060,258)	—	(152,269)	(3,986,376)
Capital increases/reductions	—	—	—	—	—		73,976	73,976
Conversion of financial liabilities into capital	—	—	—	—	—			—
Increase in other equity instruments	—	—	72,654	—	—			72,654
Reclassification from/to financial liabilities	—	—	—	—	—			—
Distribution of dividends	—	(3,378,166)	—	—	—		(201,911)	(3,580,077)
Own equity instrument transactions (net)	—	(20,347)	—	(76,495)	—			(96,842)
Transfers between equity accounts	—	9,060,815	(557)	—	(9,060,258)			—
Increases/(decreases) due to business combinations	—	—	—	—	—			—
Payments with equity instruments	—	—	(37,824)	—	—			(37,824)
Other increases/(decreases) in equity	—	(393,928)	—	—			(24,334)	(418,263)

Balance at 30/09/08	3,127,148	40,472,125	7,121,154	(76,687)	6,935,196	(3,779,349)	2,527,345	56,326,931

The balance of “Distribution of Dividends” includes the first dividend agreed upon out of 2008 profit, totalling EUR 845,794 thousand, which was paid on 1 August 2008.
The most significant balance recognised under “Other Reductions in Equity” relates to interest paid to “Valores Santander”.

	Equity Attributable to the Parent
	Equity
		Share Premium			Profit for the
		and Reserves Less	Other	Less:	Period
	Share	Dividends and	Equity	Treasury	Attributable	Valuation	Minority	Total
	Capital	Remuneration	Instruments	Shares	to the Parent	Adjustments	Interests	Equity

Balance at 31/12/06	3,127,148	31,322,390	62,118	(126,801)	7,595,947	2,870,757	2,220,743	47,072,302
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	3,127,148	31,322,390	62,118	(126,801)	7,595,947	2,870,757	2,220,743	47,072,302
Total recognised income/(expense)	—	—	—	—	6,571,803	(1,890,299)	259,356	4,940,860
Other changes in equity	—	4,127,765	8,581	(80,215)	(7,595,947)	—	(148,403)	(3,688,219)
Capital increases/reductions	—	—	—	—	—	—	214,656	214,656
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—
Increase in other equity instruments	—	—	29,449	—	—	—	—	29,449
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(3,456,726)	—	—	—	—	(326,763)	(3,783,489)
Own equity instrument transactions (net)	—	(2,014)	—	(80,215)	—	—	—	(82,229)
Transfers between equity accounts	—	7,616,815	(20,868)	—	(7,595,947)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—
Other increases/(decreases) in equity	—	(30,310)	—	—	—	—	(36,297)	(66,607)
Balance at 30/09/07	3,127,148	35,450,155	70,699	(207,016)	6,571,803	980,458	2,331,696	48,324,943
a)	Issued capital

The number of shares and the par value of the share capital at 30 September 2008 and 2007 amounted to 6,254,296,579 shares and EUR 3,127,148,290, respectively.

b)	Other equity instruments

“Other Equity Instruments” includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ Equity” items. The most significant amount relates to “Valores Santander”.

Valores Santander

In 2007, in order to partially finance the takeover bid for ABN AMRO (Note 2-a), Santander Emisora 150, S.A.U. issued securities necessarily convertible into newly-issued ordinary shares of the Bank (“Valores Santander"), amounting to EUR 7,000 million. These securities can be voluntarily exchanged for Bank shares on 4 October 2008, 2009, 2010 and 2011, and must be mandatorily exchanged on 4 October 2012.

The reference price of the Bank’s share for conversion purposes was set at EUR 16.04 per share, and the conversion ratio of the Bonds, i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes, is 311.76 shares for each Valor Santander. The nominal interest rate on these securities is 7.30% until 4 October 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

12.	Segment reporting
As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of “Interest and Similar Income” at 30 September 2008 and 2007 is as follows:

	Interest and Similar Income by
	Geographical Area
	(Thousands of Euros)
	Consolidated
Geographical Area	30/09/08	30/09/07

Spain	15,164,062	11,737,234
Abroad:	24,140,865	22,030,816
a) European Union	12,123,829	11,329,433
b) OECD countries	4,247,088	4,324,410
c) Other countries	7,769,948	6,376,973

Total	39,304,927	33,768,050

For Group management purposes, the primary level of segmentation, by geographical area, comprises four segments: three operating areas plus Financial Management and Holdings. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America, based on the location of our assets.
Following is the distribution of revenue, by geographical segment, used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under “Interest and Similar Income”, “Income from Equity Instruments”, “Fee and Commission Income”, “Gains/Losses on Financial Assets and Liabilities (Net)” and “Other Operating Income” in the accompanying consolidated income statements for the nine-month periods ended 30 September 2008 and 2007.

	Revenue (Thousands of Euros)
	Revenue from External
	Customers		Inter-Segment Revenue		Total Revenue
Segments	30/09/08	30/09/07	30/09/08	30/09/07	30/09/08	30/09/07

Continental Europe	29,585,612	24,892,750	858,356	945,900	30,443,968	25,838,650
United Kingdom	10,023,811	9,375,446	222,389	395,309	10,246,200	9,770,755
Latin America	16,654,528	13,947,409	281,481	1,448,652	16,936,009	15,396,061
Financial Management and Holdings	179,053	(96,088)	4,240,217	4,123,783	4,419,270	4,027,695
Inter-segment revenue adjustments and eliminations	—	—	(5,602,443)	(6,913,644)	(5,602,443)	(6,913,644)

TOTAL	56,443,004	48,119,517	—	—	56,443,004	48,119,517

Also, following is the reconciliation of the Group’s consolidated profit before tax for the nine-month periods ended 30 September 2008 and 2007, by business segment and profit before tax as stated in the accompanying consolidated income statements for these nine-month periods:

	Consolidated Profit
	(Thousands of Euros)
Segments	30/09/08	30/09/07

Continental Europe	3,610,466	3,614,562
United Kingdom	943,268	906,267
Latin America	2,472,770	2,361,504
Financial Management and Holdings	293,188	101,178

Total profit of the segments reported	7,319,692	6,983,511

(+/-) Unallocated profit	—	—
(+/-) Elimination of inter-segment profit	—	—
(+/-) Other profit/(loss)	—	—
(+/-) Income tax and/or profit from discontinued operations	1,583,173	1,708,655
Profit before tax	8,902,865	8,692,166
13.	Related party transactions
The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its Board of Directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by the Group with its related parties in the first nine months of 2008, distinguishing between significant shareholders, members of the Bank’s Board of Directors, the Bank’s General Managers, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the corresponding compensation in kind was allocated.

Thousands of Euros
30/09/08
Group
Employees,
	Significant	Directors and	Companies or	Other Related
Expenses and Income	Shareholders	Executives	Entities	Parties	Total

Expenses:
Finance costs	—	605	15,005	16,898	32,508
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	16,998	—	16,998

	—	605	32,003	16,898	49,506

Income:
Finance income	—	427	141,302	96,131	237,860
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	31	47,629	28,710	76,370

	—	458	188,931	124,841	314,230

	Thousands of Euros
	30/09/08
			Group
			Employees,
	Significant	Directors and	Companies or	Other Related
Other Transactions	Shareholders	Executives	Entities	Parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	19,653	4,770,162	2,516,189	7,306,004
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	35,309	149,303	494,722	679,334
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	2,023	292,025	504,088	798,135
Guarantees received	—	—	—	—	—
Obligations	—	2,248	76,505	8,086	86,839
Obligations/guarantees cancelled	—	—	—	—	—
Other transactions	—	2,805	9,223,548	825,303	10,051,656
In addition to the detail above, there are insurance contracts linked to pensions amounting to EUR 2,468 million at 30 September 2008.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 10, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Chief Financial Officer